            PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED JULY 17, 1998

                                 850,000 SHARES
    [LOGO]
                        MERIDIAN INDUSTRIAL TRUST, INC.

                                  COMMON STOCK
                               ($.001 PAR VALUE)

                                 -------------

    Meridian Industrial Trust, Inc., a Maryland corporation, is a self-administered and self-managed real estate operating company engaged primarily in the business of owning, acquiring, developing, managing and leasing income-producing warehouse/distribution and light industrial properties. The 850,000 shares of Common Stock, par value $.001 per share (the "Common Stock"), offered hereby are being sold by the Company directly to State Farm Mutual Automobile Insurance Company ("State Farm"), without the use of a broker, dealer, underwriter or agent and without the payment of any underwriter discounts, commissions or reallowances. The purchase price of $23.50 per share of Common Stock was negotiated between the Company and State Farm effective simultaneously upon delivery to State Farm of this Prospectus Supplement. The last reported sale price of the Common Stock on the New York Stock Exchange on July 16, 1998, was $23.50 per share.

    The net proceeds of the offering of approximately $19.925 million will be used by the Company to reduce outstanding borrowings under its $250 million unsecured line of credit. One or more certificates representing the shares of Common Stock offered hereby will be delivered to State Farm against payment therefor in immediately available funds promptly following the date of this Prospectus Supplement. The shares of Common Stock offered hereby have been approved for listing on the New York Stock Exchange, subject to notice of issuance.

                               ------------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR
        THE PROSPECTUS TO WHICH IT RELATES. ANY REPRESENTATION TO THE
                        CONTRARY IS A CRIMINAL OFFENSE.

                               ------------------

            The date of this Prospectus Supplement is July 17, 1998.

                 (This page has been left blank intentionally.)

                         PROSPECTUS SUPPLEMENT SUMMARY

    THE FOLLOWING IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND FINANCIAL INFORMATION AND STATEMENTS, AND THE NOTES THERETO, APPEARING ELSEWHERE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS AND INCORPORATED HEREIN OR THEREIN BY REFERENCE. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS, INCLUDING DOCUMENTS INCORPORATED HEREIN AND THEREIN BY REFERENCE, CONTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT"), AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934 (THE "EXCHANGE ACT"). FORWARD-LOOKING STATEMENTS ARE INHERENTLY SUBJECT TO RISKS AND UNCERTAINTIES, MANY OF WHICH CANNOT BE PREDICTED WITH ACCURACY AND SOME OF WHICH MIGHT NOT EVEN BE ANTICIPATED. FUTURE EVENTS AND ACTUAL RESULTS, FINANCIAL AND OTHERWISE, MAY DIFFER MATERIALLY FROM THE EVENTS AND RESULTS DISCUSSED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT MIGHT CAUSE SUCH A DIFFERENCE INCLUDE, BUT ARE NOT LIMITED TO, THE GENERAL ECONOMIC CLIMATE, COMPETITION AND THE SUPPLY OF AND DEMAND FOR INDUSTRIAL PROPERTIES IN THE COMPANY'S MARKETS, INTEREST RATE LEVELS, THE AVAILABILITY OF FINANCING, POTENTIAL ENVIRONMENTAL LIABILITY AND OTHER RISKS ASSOCIATED WITH THE OWNERSHIP, DEVELOPMENT AND ACQUISITION OF PROPERTIES, INCLUDING RISKS THAT TENANTS WILL NOT TAKE OR REMAIN IN OCCUPANCY OR PAY RENT, OR THAT CONSTRUCTION OR OPERATING COSTS MAY BE GREATER THAN ANTICIPATED, AND THOSE APPEARING ELSEWHERE IN THIS PROSPECTUS SUPPLEMENT AND APPEARING IN THE COMPANY'S ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 1997, AS AMENDED, WHICH IS INCORPORATED BY REFERENCE IN THE ACCOMPANYING PROSPECTUS. AS USED HEREIN, THE TERM (I) "COMPANY" INCLUDES MERIDIAN INDUSTRIAL TRUST, INC., A MARYLAND CORPORATION, AND ITS CONSOLIDATED SUBSIDIARIES, UNLESS THE CONTEXT INDICATES OTHERWISE. CERTAIN ADDITIONAL TERMS CONTAINED HEREIN ARE DEFINED IN THE GLOSSARY OF THE ACCOMPANYING PROSPECTUS.

                                  THE COMPANY

    The Company is a self-administered and self-managed real estate operating company engaged primarily in the business of owning, acquiring, developing, managing and leasing income-producing warehouse/distribution and light industrial properties. The Company's strategy is to be a demand-driven, competitively priced, nationwide provider of warehouse/distribution space. At March 31, 1998, the Company owned and operated 202 warehouse/distribution and light industrial properties encompassing approximately 24.7 million square feet of leasable space that were 95% leased to a total of 531 tenants. The average age of the Company's properties at March 31, 1998 was 10 years. In addition, the Company had 3.8 million square feet of warehouse/distribution properties under development at March 31, 1998. Based on the total square feet of leasable space owned by the Company and management's knowledge of the industrial real estate market, the Company believes it is one of the largest public owners and managers of modern industrial space for lease in the United States.

    The properties are located in significant industrial centers and distribution hubs throughout the United States (Los Angeles Basin, Dallas, Chicago, Columbus, Memphis, Houston, San Francisco Bay Area, Atlanta, Detroit, Las Vegas, Phoenix, New Jersey/Pennsylvania I-95 Corridor, Nashville, Orlando, Seattle, Miami and Indianapolis). The Company intends to increase its presence in these markets and in other regional markets and to continue its strategy of being a demand-driven, competitively priced, nationwide provider of industrial space.

    The Company's senior executives have an average of approximately 18 years experience in the commercial real estate business and an average tenure of nine and a half years with the Company and its predecessors. These senior executives' comprehensive in-house expertise includes management of public and private companies, operating public real estate investment trusts, acquisitions, dispositions, development, property management, leasing, marketing, finance, accounting and law. The executive officers include Allen J. Anderson, Chairman and Chief Executive Officer, Milton K. Reeder, President and Chief Financial Officer, and Dennis D. Higgs, Executive Vice President and Chief Investment Officer. The Company also has attracted institutional investors that, as of March 31, 1998, owned a substantial portion of the Company's outstanding stock, including Hunt Realty Corporation ("Hunt"), USAA Real

Estate Company ("USAA"), Ameritech Pension Trust ("Ameritech"), The State Teachers Retirement Board of Ohio ("OTR"), and The Prudential Insurance Company of America and certain related entities ("Prudential").

    The Company's fundamental business objective is to maximize total return to its stockholders by increasing cash flow per share and increasing the long-term value of the properties. The Company intends to achieve this objective by continuing to implement the operating strategies summarized below.

    The Company's business strategy is responsive to the accelerated pace of change in the location and use of distribution space. Management believes this change is the result of global competition and technological advances which drive companies to increase efficiencies and reduce costs. Logistics, the science of procuring, storing and distributing goods, has redefined many of the criteria for designing distribution space and has led to the development of the modern warehouse. The Company defines the modern warehouse building as one that typically has clear heights to stack goods of 24 feet or greater, deeper truck turning radii (in excess of 130 feet), high capacity sprinkler systems and cross docking capabilities as well as other important features that are designed to increase the velocity of goods distribution. In addition, the rapid decline in the cost of computer driven technology has provided many companies with improved methods for tracking, storing and retrieving goods. As a result, there is a growing trend among distribution space users to consolidate inventory into large, modern warehouses located in major markets along the "path of goods movement" (I.E., major cities at the intersection of highways, airports, rail lines and shipping ports). Major cities along the path of goods movement are the markets that the Company has targeted for acquisition and development opportunities.

    The Company believes that demand for modern warehouses will increase as a result of such factors as population growth, increased industrial production, global competition, increased capital spending and increased consumer demand. The resulting increase in demand for this type of distribution space has not been met by a corresponding increase in supply. Therefore, distribution space users often seek build-to-suit transactions in which building design can be matched with specific logistical requirements and modern distribution technologies.

    The Company's executive offices are located at 455 Market Street, 17th Floor, San Francisco, California 94105, and its telephone number is (415) 281-3900.

                                 THE PROPERTIES

    The following table sets forth, as of March 31, 1998, certain information regarding the Company's 202 properties. The table does not include properties under development, acquisitions completed since March 31, 1998 or pending acquisitions.

                                NUMBER OF        OCCUPANCY       RENTABLE       % OF TOTAL       ANNUALIZED    % OF TOTAL
MARKET                         PROPERTIES          RATE         SQUARE FEET     SQUARE FEET    BASE RENT (1)    BASE RENT
---------------------------  ---------------  ---------------  -------------  ---------------  --------------  -----------
LA Basin, CA...............            52               98%        5,699,785          23.0%    $   23,943,134        25.8%
Dallas, TX.................            42               92%        4,682,348          19.0%        14,073,497        15.2%
Chicago, IL................            22               90%        2,655,142          10.7%         9,266,429         9.9%
Columbus, OH...............             6              100%        1,968,283           8.0%         5,761,142         6.2%
Memphis, TN................             9              100%        1,762,223           7.0%         5,452,286         5.9%
Houston, TX................            10               94%        1,134,445           4.6%         3,475,740         3.7%
SF Bay Area, CA............             6               99%        1,124,276           4.6%         5,581,147         6.0%
Atlanta, GA................             7               97%        1,064,591           4.3%         5,621,278         6.0%
Detroit, MI................            13               87%          654,338           2.7%         2,832,615         3.0%
Las Vegas, NV..............             3               88%          612,735           2.5%         2,890,662         3.1%
Phoenix, AZ................             5              100%          587,105           2.4%         2,259,047         2.4%
New Jersey/I-95............            10              100%          579,267           2.3%         2,327,243         2.5%
Nashville, TN..............             3              100%          437,552           1.8%         1,402,522         1.5%
Orlando, FL................             1              100%          242,160           1.0%         1,075,992         1.2%
Seattle, WA................             1               69%          237,281           1.0%           980,562         1.1%
Miami, FL..................             3               79%          219,379           0.9%         1,030,801         1.1%
Indianapolis, IN...........             1              100%          219,104           0.9%           724,428         0.8%
Other......................             8               99%          799,142           3.3%         4,460,582         4.6%
                                      ---              ---     -------------         -----     --------------       -----
  Total....................           202               95%       24,679,156         100.0%    $   93,159,107       100.0%
                                      ---              ---     -------------         -----     --------------       -----
                                      ---              ---     -------------         -----     --------------       -----

------------------------

(1) Represents annualized monthly base rent of the leases in effect at March 31, 1998.

                              RECENT DEVELOPMENTS

ACQUISITIONS AND DIVESTITURES

    From January 1, 1998 to May 31, 1998, the Company, either directly or through unconsolidated subsidiaries, has acquired 21 properties for aggregate consideration of approximately $95.8 million (13 of which were acquired since March 31, 1998 for aggregate consideration of approximately $51.8 million). These properties are located in California, Florida, Ohio, Nevada, Tennessee and Texas. The properties acquired comprise approximately 2.3 million rentable square feet. In addition, six cold storage facilities located in California, Florida and Texas comprising approximately 632,000 square feet were acquired for total consideration of approximately $49.2 million by Meridian Refrigerated, Inc., an unconsolidated subsidiary in which the Company owns non-voting participating preferred stock. In addition, the Company acquired approximately
103.0 acres of land scheduled for future development. Total investment cost incurred for the acquisition of this land as of May 31, 1998 was $15.2 million.

    From January 1, 1998 to May 31, 1998, the Company has also disposed of its interest in five properties representing approximately 753,000 rentable square feet, through property swaps or sales for cash, for total consideration of $20.1 million.

PROPERTIES UNDER DEVELOPMENT

    At May 31, 1998, the Company had 14 warehouse/distribution properties under development which will comprise approximately 5.2 million square feet upon completion. The aggregate cost for the design and construction of these development projects is estimated to be $199.0 million.

CAPITAL TRANSACTIONS

    Effective on June 29, 1998, OTR converted 649,351 shares of Series B Preferred Stock into 649,351 shares of Common Stock. As of June 30, 1998, 1,623,376 shares of Series B Preferred Stock remained outstanding.

    On June 30, 1998, the Company completed a public offering of 2,000,000 shares of 8.75% Series D Cumulative Redeemable Preferred Stock, par value $.001 per share (the "Series D Preferred Stock"). The Series D Preferred Stock has an aggregate liquidation preference of $50.0 million, plus accrued and unpaid dividends. Dividends on the Series D Preferred Stock are cumulative from the date of issuance and are payable in arrears at the rate of 8.75% of the liquidation preference per annum (equivalent to $2.1875 per share per annum).

FIRST QUARTER 1998 AND YEAR-END 1997 RESULTS

    The Company's total revenues for the three months ended March 31, 1998 increased to $27.0 million from total revenues of $11.9 million for the same period in 1997. Net income allocable to the Company's common stockholders was $9.5 million, or $0.31 per share, for the three months ended March 31, 1998, compared to $4.1 million, or $0.30 per share for the same period in 1997. All of the share amounts included above and mentioned below, unless otherwise stated, refer to basic earnings per share.

    The Company's total revenues for the year ended December 31, 1997 increased to $66.2 million from $35.0 million for the same period in 1996. Net income allocable to the Company's common stockholders was $19.9 million, or $1.12 per share, for the year ended December 31, 1997, compared to $11.7 million, or $1.37 per share for the same period in 1996. The Company's historical results of operations for the year ended December 31, 1996 reflect the operating activities from February 23, 1996 to December 31, 1996. Prior to February 23, 1996, the Company had no operations other than interest on its investments and general and administrative expenses.

                                  THE OFFERING

    For a more complete description of the features of the Company's stock, see "Description of Stock" in the accompanying Prospectus.

COMMON STOCK OFFERED HEREBY.........  850,000 shares

COMMON STOCK TO BE OUTSTANDING AFTER
  THE OFFERING......................  31,649,933 shares(1)

DISTRIBUTION POLICY.................  Currently $0.33 per share, payable quarterly.

USE OF PROCEEDS.....................  The net proceeds to the Company from this offering will be used to reduce outstanding borrowings under
                                      the Company's $250 million unsecured line of credit
                                      (the "Unsecured Credit Facility"). See "Use of
                                      Proceeds."

------------------------

(1) Excludes 1,076,260 shares of Common Stock issuable upon exercise of outstanding warrants and options to purchase shares of Common Stock that were exercisable as of June 30, 1998. Includes 649,351 shares of Common Stock that were issued to OTR upon the conversion of 649,351 shares of Series B Preferred Stock into Common Stock effective June 29, 1998.

                         SUMMARY FINANCIAL INFORMATION

    The following table sets forth summary financial information for the Company on a consolidated basis for the three months ended March 31, 1998 and 1997, and the years ended December 31, 1997 and 1996. The information for the years ended December 31, 1997 and 1996 was derived from the audited financial statements of the Company for such periods.

                                                      FOR THE THREE MONTHS ENDED               FOR THE YEAR ENDED
                                                    MARCH 31, 1998   MARCH 31, 1997   DECEMBER 31, 1997   DECEMBER 31, 1996
                                                    --------------   --------------   -----------------   -----------------
                                                     (UNAUDITED)      (UNAUDITED)
                                                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
OPERATING DATA:
Total revenues....................................     $27,043          $11,852            $66,150             $35,041
Net income........................................      10,223            4,785             22,688              14,063
Net income allocable to Common....................       9,473            4,080             19,870              11,651
Net income per share data:
  Basic...........................................     $  0.31          $  0.30            $  1.12             $  1.37
  Diluted (1)(2)..................................     $  0.31          $  0.29            $  1.09             $  1.33
Weighted average Common Stock outstanding:
  Basic...........................................      30,178           13,596             17,791               8,476
  Diluted (2).....................................      30,819           14,046             18,264              10,546
Funds from Operations (3)(4)......................     $15,193          $ 6,343            $35,067             $16,076
EBIDA (4)(5)......................................      19,819            7,985             46,174              22,178

--------------------------

(1) Computed by dividing Net income allocable to Common by Weighted average Common Stock outstanding (Diluted). For the year ended December 31, 1996, the Net income per share data was computed by dividing Net income by Weighted average Common Stock outstanding (Diluted).

(2) Represents the Weighted average Common Stock outstanding plus the dilutive effect of stock options and other potentially dilutive securities. For the year ended December 31, 1996, the Series B Preferred Stock was deemed to be dilutive and was thus included in the computation. Subsequent to March 31, 1998, 649,351 shares of Series B Preferred Stock were converted into 649,351 shares of Common Stock. As of June 30, 1998, 1,623,376 shares of Series B Preferred Stock remained outstanding.

(3) In addition to cash flows and net income, management considers Funds from Operations to be one additional measure of the performance of an equity REIT because, together with net income and cash flows, Funds from Operations provides investors with an additional basis to evaluate the ability of the Company to incur and service debt and to fund acquisitions and other capital expenditures. However, Funds from Operations does not measure whether cash flow is sufficient to fund all of the Company's cash needs including principal amortization, capital improvements and distributions to stockholders. Funds from Operations also does not represent cash generated from operating, investing or financing activities as determined in accordance with generally accepted accounting principles ("GAAP"). Funds from Operations should not be considered as an alternative to net income as an indicator of the Company's operating performance or as an alternative to cash flow as a measure of liquidity. Funds from Operations is defined by the National Association of Real Estate Investment Trusts ("NAREIT") as net income or loss (computed in accordance with GAAP), excluding gains or losses from debt restructurings and divestitures of properties, plus depreciation and amortization of real estate assets, and after adjustments for unconsolidated partnerships and joint ventures. The Company calculates Funds from Operations as defined by NAREIT and as interpreted in NAREIT's White Paper (i.e., the Company does not add back amortization of deferred financing costs and depreciation of non-rental real estate assets to net income). In addition, other real estate companies may calculate Funds from Operations differently than the Company.

(4) The Company realized cash flows from operating, investing and financing activities as follows:

                                                      For the Three Months Ended               For the Year Ended
                                                    -------------------------------   -------------------------------------
                                                    March 31, 1998   March 31, 1997   December 31, 1997   December 31, 1996
                                                    --------------   --------------   -----------------   -----------------
                                                     (Unaudited)      (Unaudited)
                                                                                (in thousands)
Cash flows provided by (used in):
Operating activities..............................     $ 11,277         $  3,832          $  37,286           $ 15,132
Investing activities..............................      (77,284)         (10,856)          (177,402)           (80,819)
Financing activities..............................       61,491            7,308            145,029             68,154

(5) EBIDA means net income before gain (loss) on divestiture of properties, extraordinary items, interest expense, depreciation and amortization and the amortization of deferred financing costs. The Company believes that in addition to cash flows and net income, EBIDA is a useful financial performance measurement for assessing operating performance because, together with net income and cash flows, EBIDA provides investors with an additional basis to evaluate the ability of the Company to incur and service debt and to fund acquisitions and other capital expenditures. Excluded from EBIDA are financing costs such as interest, as well as depreciation and amortization, each of which can significantly affect the Company's results of operations and liquidity and should be considered in evaluating the Company's operating performance. Further, EBIDA does not represent net income or cash flows from operating, financing and investing activities as defined by GAAP and does not necessarily indicate that cash flows will be sufficient to fund cash needs. It should not be considered as an alternative to net income as an indicator of the Company's operating performance or to cash flows as a measure of liquidity.

                                  THE COMPANY

    The Company is a self-administered and self-managed real estate operating company engaged primarily in the business of owning, acquiring, developing, managing and leasing income-producing warehouse/distribution and light industrial properties. The Company's strategy is to be a demand-driven, competitively priced, nationwide provider of warehouse/distribution space. At March 31, 1998, the Company owned and operated 202 warehouse/distribution and light industrial properties encompassing approximately 24.7 million square feet of leasable space that were 95% leased to a total of 531 tenants. The average age of the Company's properties at March 31, 1998 was 10 years. In addition, the Company had 3.8 million square feet of warehouse/distribution properties under development at March 31, 1998. Based on the total square feet of leasable space owned by the Company and management's knowledge of the industrial real estate market, the Company believes it is one of the largest public owners and managers of modern industrial space for lease in the United States.

    The properties are located in significant industrial centers and distribution hubs throughout the United States (Los Angeles Basin, Dallas, Chicago, Columbus, Memphis, Houston, San Francisco Bay Area, Atlanta, Detroit, Las Vegas, Phoenix, New Jersey/Pennsylvania I-95 Corridor, Nashville, Orlando, Seattle, Miami and Indianapolis). The Company intends to increase its presence in these markets and in other regional markets and to continue its strategy of being a demand-driven, competitively priced, nationwide provider of industrial space.

    The Company's senior executives have an average of approximately 18 years experience in the commercial real estate business and an average tenure of nine and a half years with the Company and its predecessors. These senior executives' comprehensive in-house expertise includes management of public and private companies, operating public real estate investment trusts, acquisitions, dispositions, development, property management, leasing, marketing, finance, accounting and law. The executive officers include Allen J. Anderson, Chairman and Chief Executive Officer, Milton K. Reeder, President and Chief Financial Officer, and Dennis D. Higgs, Executive Vice President and Chief Investment Officer. The Company also has attracted institutional investors that, as of March 31, 1998, owned a substantial portion of the Company's outstanding stock, including Hunt, USAA, Ameritech, OTR and Prudential.

    The Company's fundamental business objective is to maximize total return to its stockholders by increasing cash flow per share and increasing the long-term value of its properties. The Company intends to achieve this objective by continuing to implement the operating strategies summarized below.

    The Company's business strategy is responsive to the accelerated pace of change in the location and use of distribution space. Management believes this change is the result of global competition and technological advances which drive companies to increase efficiencies and reduce costs. Logistics, the science of procuring, storing and distributing goods, has redefined several of the criteria for designing distribution space and has led to the development of the modern warehouse. The Company defines the modern warehouse building as one that typically has clear heights to stack goods of 24 feet or greater, deeper truck turning radii (in excess of 130 feet), high capacity sprinkler systems and cross docking capabilities as well as other important features that are designed to increase the velocity of goods distribution. In addition, the rapid decline in the cost of computer driven technology has provided many companies with improved methods for tracking, storing and retrieving goods. As a result, there is a growing trend among distribution space users to consolidate inventory into large, modern warehouses located in major markets along the "path of goods movement" (I.E., major cities at the intersection of highways, airports, rail lines and shipping ports). Major cities along the path of goods movement are the markets that the Company has targeted for acquisition and development opportunities.

    The Company believes that demand for modern warehouses will increase as a result of such factors as population growth, increased industrial production, global competition, increased capital spending and increased consumer demand. The resulting increase in demand for this type of distribution space has not been met by a corresponding increase in supply. Therefore, distribution space users often seek build-to-suit transactions in which building design can be matched with specific logistical requirements and modern distribution technologies.

GROWTH

    The Company's growth strategy is to acquire and develop industrial properties while maximizing cash flow from its properties. The Company seeks to make acquisitions and develop new properties to meet the needs of customers. The Company seeks to maximize cash flow from its properties by retaining existing tenants, releasing space at higher rates and increasing occupancy levels. As part of this strategy, the Company will seek to build market share, to achieve name recognition and to continue to improve its operating efficiency. Specifically, the Company will evaluate and engage in the following activities:

    ACQUISITIONS. The Company continually investigates opportunities to acquire individual and portfolios of properties. In addition, the Company intends to pursue acquisitions of multi-building portfolios currently owned by regional developers seeking increased liquidity, including acquisitions through tax-advantaged structures sometimes referred to as "down REITs." Many U.S. companies are, for various financial and logistical reasons, seeking to sell their distribution facilities. Also, many institutional investors own industrial portfolios which they may seek to liquidate.

    DEVELOPMENT. The Company also seeks to develop new warehouse/distribution properties on a selective basis. The Company expects that future development projects will be undertaken to (i) meet expansion needs of existing tenants,
(ii) meet requirements of new tenants on a build-to-suit basis, and (iii) selectively provide inventory for lease in certain markets.

    INTERNAL GROWTH. The Company seeks to capitalize on opportunities to maximize growth in cash flow from its properties by (i) retaining existing tenants, (ii) increasing occupancy, and (iii) releasing space at higher rates. The occupancy rate of the portfolio at March 31, 1998 was 95%. The Company's ability to retain existing tenants and its commitment to increasing occupancy levels may improve property revenues by minimizing vacancy periods attributable to leasing downtime and reducing leasing costs such as tenant improvements and leasing commissions. Further, the Company seeks to achieve internal growth through controlling operating expenses and renovating properties to a higher and better use where appropriate.

PORTFOLIO MANAGEMENT

    The Company's portfolio management strategy is to actively manage the portfolio by utilizing market research to help determine which markets and submarkets are most favorable for new acquisitions. This research is designed to facilitate the understanding of market cycles for demand and supply. Market cycles vary from region to region, making individual markets more or less attractive for new acquisitions at any given time on a comparative basis. The Company intends to emphasize new acquisitions in those markets which are, at the time, believed to offer better risk adjusted investment returns. Based on the same research and understanding of comparative market cycles, the Company will sell assets that no longer meet its business objectives or when a market is believed to be overvalued.

    REDEPLOYMENT OF ASSETS. As part of its portfolio management strategy, the Company seeks to reposition its existing portfolio by selling properties which no longer meet its investment criteria. The Company plans to focus on the development and management of warehouse/distribution and light industrial properties and, accordingly, the Company intends to market and sell the two retail properties remaining in its portfolio as market conditions warrant.

MARKETING AND LEASING

    The Company's marketing and leasing strategy is to anticipate customer needs in a manner that promotes tenant retention and maximizes the opportunity to increase net rental revenues. The Company plans to increase its market share in the markets in which it currently owns properties. Management believes that by obtaining and expanding critical mass in these markets, the Company can achieve above-average rents and occupancy levels. This opportunity arises out of an ability to anticipate the changing needs of existing tenants who seek either to expand or relocate their operations to other buildings owned by the Company. The Company believes that this flexibility generally leads to greater tenant satisfaction, higher average rents and lower cost of operations. In addition, significant local market presence may create increased access to potential new tenants.

    The Company pursues an active leasing strategy by aggressively marketing available space, seeking to renew existing leases at higher rents per square foot and seeking leases that provide for the pass-through of property-related expenses to the tenant. One component of the Company's leasing strategy is to increase the percentage of "triple-net" leases (based on leased area) which provide that the tenant reimburses the Company for property taxes, insurance and maintenance costs.

    The Company will continue to expand existing local marketing programs that focus on the business and brokerage communities. Also, the Company will market its industrial space directly to "Fortune 1000" users in multiple markets to meet their warehouse and distribution space needs nationwide.

FINANCING

    The Company's financing strategy is to minimize its cost of capital by maintaining conservative debt levels, maintaining an investment grade credit rating and maintaining ready access to public and private debt and equity capital. The Company believes that the size of its portfolio and the geographic diversity of its buildings and tenants will allow it access to the debt and equity markets that are not generally available to smaller, less diversified property owners. Where intermediate or long-term debt financing is employed, the Company will generally seek to obtain fixed interest rates or enter into agreements intended to cap the effective interest rate on floating rate debt.

    The Company intends to operate with a ratio of debt-to-total market capitalization that generally will not exceed 50%. At March 31, 1998, the Company's debt-to-total market capitalization ratio was 30.8%. Market capitalization is defined as the sum of total indebtedness plus the market value of the Company's outstanding Common Stock, after giving effect to the conversion of the Company's 2,272,727 outstanding shares of Series B Preferred Stock as of March 31, 1998.

ORGANIZATION

    The Company's organizational strategy is to maintain professional staff which focuses on important value-added decisions. The Company implements its growth, portfolio management, marketing and leasing, financing and organizational strategies, together with other critical operating functions, from its headquarters in San Francisco and its four regional offices located in Boston, Chicago, Dallas and Los Angeles. The Boston office opened in February 1998. The Company is staffed by experienced real estate professionals and executives who also have substantial private and public capital markets expertise. The Company's management and real estate professionals perform the following functions: asset management, investment analysis, acquisition due diligence, asset acquisition and divestiture, marketing, capital markets, legal and accounting. The Company maintains operational, financial and reporting control in all aspects of its business. However, the Company relies on outsourcing of certain functions where it is most cost-effective to do so and when management believes that it can effectively oversee and monitor the quality of services performed by outside vendors. In pursuing build-to-suit opportunities that meet its investment objectives, the Company relies on qualified third parties to provide design and construction services.

    The Company currently employs a system of independent agents or "regional operators" to provide tenants with certain routine services on a day-to-day basis. These services include maintenance, rent collections, oversight of physical improvements and certain other services that may be performed by third-party providers in a reliable and cost-effective manner.

    The Company's officers and asset management staff are directly responsible for all leasing activities, including (i) initiating renewal/expansion negotiations with existing tenants, (ii) soliciting the brokerage community for new lease proposals, and (iii) negotiating and signing all leases. In addition, the Company's asset managers maintain regular contact with tenants to assure customer service and monitor the effectiveness of individual regional operators on day-to-day property-specific duties. The Company believes this system has helped to maintain high tenant retention in its properties while increasing rental rates on lease renewals.

THE INDUSTRIAL REAL ESTATE SECTOR

    The Company believes that the industrial real estate sector provides an opportunity for attractive returns on investment and that demand for industrial space will increase as a result of such factors as population growth, increased industrial production, increased capital spending and increased consumer demand. In the Company's opinion, these economic factors should lead to continued strong demand for industrial space. Although the amount of construction of industrial space in 1996 and 1997 increased from the depressed levels of the early 1990s, management believes that the overall decrease in the supply of industrial space during the previous six years, coupled with increased demand for modern space and the downward trend of vacancy rates, will result in increases in rental rates and appreciation in the value of properties in the industrial real estate sector.

TARGET MARKETS

    GENERAL. The Company believes that as retailing and manufacturing businesses continue to focus on higher inventory turnover rates and just-in-time delivery of goods, transportation of products will continue to be the most important link in the distribution chain. Faster movement of inventory is increasing the importance of storing finished goods near the final consumer for quick response to meet consumer demand. Further, greater reliance on just-in-time inventory control by manufacturers requires that goods used in the manufacturing process be stored relatively close to manufacturing centers to ensure continuous replenishment of those goods when needed.

    As the distribution chain continues to become shorter and regional economies expand or contract, the demand for storage space will fluctuate (i.e. the demand in specific source and destination markets will increase or decrease). However, space located along the path of goods movement will remain in demand even as source and destination points change over time. The Company owns warehouse/ distribution and light industrial properties in target markets that management believes are located strategically along the path of goods movement across the United States.

    The Company's current target markets are Atlanta, Chicago, Columbus, Dallas, Detroit, Houston, Indianapolis, Los Angeles Basin, Memphis, New
Jersey/Pennsylvania I-95 Corridor, Orlando, Phoenix, San Francisco Bay Area and Seattle.

    The Company expects that it will make further investments in target markets in which it currently owns properties and may identify other target markets as attractive investment opportunities become available. The Company believes that opportunities exist in its target markets to acquire or develop additional industrial properties at attractive returns.

    The Company's target markets have been selected on the basis of their ability to play a continuing and expanding role in the country's nationwide distribution process. The Company's properties are generally located near major transportation facilities, including highway and freeway interchanges, airports, shipping ports and railyards. Management believes that its portfolio of properties is geographically well-located within competitive submarkets and is well-received by prospective tenants and the brokerage communities in the target markets. The current portfolio is characterized by a tenant base that is a mix of local, regional and national companies. These companies are involved in a variety of industries, including retailing and wholesaling, telecommunications, aerospace, publishing, entertainment, advertising, pharmaceuticals and financial services. Within these industries, the Company's tenants are involved in all stages of the manufacturing, assembly and distribution processes of a diverse set of commercial and retail products and services. The Company intends to continue to improve this tenant base in each target market by increasing the general credit quality of tenants and placing an emphasis on tenants that have increasing distribution and storage space requirements.

    As part of its business plan, the Company intends to evaluate additional markets in which it may acquire and develop properties and may eliminate certain existing target markets as conditions warrant.

    NATIONAL FOCUS. The Company believes that its national focus on ownership and management of industrial properties in selected markets has many strategic advantages over owning and managing properties exclusively in one region of the country. These advantages include the following:

    - Enabling the Company to maintain and improve its geographic diversification.

    - Permitting the Company to lease space to a tenant in more than one market.

    - Exposing the Company to direct build-to-suit transactions with major national tenants in multiple markets.

    - Providing the Company with the ability to respond to acquisition opportunities in multiple markets throughout the country.

    - Providing the Company with the opportunity to enhance or create critical mass in the largest and most diverse industrial markets.

    - Affording the Company growth opportunities in markets of institutional investment quality, thus protecting property values and providing for a reduced cost of capital.

    - Allowing the Company to establish a Meridian Industrial Trust trade name recognized by industrial space users throughout the country.

                                USE OF PROCEEDS

    The net proceeds to the Company from the sale of the shares of Common Stock offered hereby are expected to be approximately $19.925 million, after deducting estimated expenses of $50,000 payable by the Company.

    The Company intends to use the net proceeds of the Offering to reduce borrowings under its Unsecured Credit Facility. As of June 30, 1998, the Company had total outstanding borrowings under the Unsecured Credit Facility of $145.8 million, which amounts have been incurred to fund development and acquisition activities.

    The borrowings under the Unsecured Credit Facility bear interest at floating rates based on LIBOR or the prime rate, and the weighted average rate on such borrowings as of March 31, 1998, was 6.99% per annum. The Unsecured Credit Facility matures on April 3, 2000.

              PRICE RANGE OF COMMON STOCK AND DISTRIBUTION POLICY

    The Company's Common Stock has been listed on the NYSE since February 26, 1996, under the symbol "MDN." On July 16, 1998, the last reported sales price per share of Common Stock on the NYSE was $23.50. There were approximately 15,800 holders of record of the Company's Common Stock at July 16, 1998. The following table sets forth the high and low last reported closing sales prices per share of the Common Stock on the NYSE since it has been listed.

                                                                HIGH      LOW
                                                              --------  --------
YEAR ENDED DECEMBER 31, 1996:
  February 26, 1996 through March 31, 1996..................  $ 16.625  $ 15.125
  Second Quarter............................................  $ 18.375  $ 15.875
  Third Quarter.............................................  $ 18.125  $ 17.125
  Fourth Quarter............................................  $ 21.750  $ 17.125


                                                                HIGH      LOW
                                                              --------  --------
YEAR ENDED DECEMBER 31, 1997:
  First Quarter.............................................  $ 24.125  $ 20.875
  Second Quarter............................................  $ 23.625  $ 20.500
  Third Quarter.............................................  $ 25.625  $ 22.188
  Fourth Quarter............................................  $ 26.188  $ 21.875

                                                                HIGH      LOW
                                                              --------  --------
YEAR ENDING DECEMBER 31, 1998:
  First Quarter.............................................  $ 26.625  $ 23.875
  Second Quarter............................................  $ 24.000  $ 21.313
  Third Quarter (through July 16)...........................  $ 24.000  $ 22.938

    The Company declared and paid quarterly per share distributions equivalent to $0.29 to holders of record of the Common Stock for the quarterly dividend periods from February 23, 1996 (the date operations commenced) through December 31, 1997, and $0.33 per quarter thereafter. The Company currently expects to continue to declare and pay regular quarterly distributions of $0.33 per share to holders of its Common Stock, which on an annualized basis are equivalent to an annual distribution of $1.32 per share. In addition, the terms of the outstanding shares of Series B Preferred Stock provide for cumulative dividends at an initial per share rate of at least $0.31 per quarter or $1.24 per year for the first eight dividend periods after issuance. The Company declared and paid quarterly per share distributions to the holders of record of the Series B Preferred Stock equivalent to $0.31 for the quarterly dividend periods from February 23, 1996 (the date of completion of the Preferred Stock Private Placement) through December 31, 1997, and $0.33 per quarter thereafter. Future distributions by the Company to holders of its Common Stock will be at the discretion of the Board, and there can be no assurance that any such distributions will be made by the Company.

    Distributions by the Company to the extent of its current and accumulated earnings and profits generally will be taxable to stockholders as ordinary dividend income for federal income tax purposes. Distributions in excess of current and accumulated earnings and profits will be treated as a non-taxable reduction of the stockholder's basis in its shares of Common Stock to the extent thereof, and thereafter as taxable gain. Distributions that are treated as a reduction in the stockholder's basis in its shares of Common Stock will have the effect of deferring taxation until the sale of the stockholder's shares.

    On June 30, 1998, the Company completed a public offering of 2,000,000 shares of Series D Preferred Stock. The Series D Preferred Stock has an aggregate liquidation preference of $50.0 million, plus accrued and unpaid dividends. Dividends on the Series D Preferred Stock are cumulative from the date of issuance and are payable quarterly in arrears at the rate of 8.75% of the liquidation preference per annum (equivalent to $2.1875 per share per annum).

                                 CAPITALIZATION

    The following table sets forth the capitalization of the Company as of March 31, 1998, on a pro forma basis to give effect to the issuance of 2,000,000 shares of Series D Preferred Stock, additional borrowings under the Unsecured Credit Facility, the assumption of certain mortgage notes since March 31, 1998, the conversion of 649,351 shares of the Company's Series B Preferred Stock into 649,351 shares of Common Stock, and this offering and the application of the net proceeds therefrom as described in "Use of Proceeds."

                                                        AS OF MARCH 31, 1998
                                                      -------------------------
                                                        ACTUAL       PRO FORMA
                                                      -----------   -----------
                                                      (UNAUDITED)   (UNAUDITED)
                                                           (IN THOUSANDS)
Debt:
Unsecured Notes, net (1)............................   $160,108      $  160,108
Mortgage Loans, net (2).............................     93,956          97,855
Unsecured Credit Facility (3).......................     91,800         125,875
                                                      -----------   -----------
    Total Debt......................................    345,864         383,838
                                                      -----------   -----------
Stockholders' Equity:
  Authorized shares--175,000,000 shares of Common
    Stock and 25,000,000 shares of Preferred Stock
    authorized, each with a par value of $.001;
    30,166,984 shares of Common Stock issued and
    outstanding at March 31, 1998; 2,272,727 shares
    of Series B Preferred Stock with a liquidation
    preference of $35.0 million issued and
    outstanding at March 31, 1998. On a pro forma
    basis, 31,649,933 shares of Common Stock;
    1,623,376 shares of Series B Preferred Stock
    with a liquidation preference of $25.0 million;
    and 2,000,000 shares of Series D Preferred Stock
    with a liquidation preference of $50.0 million
    issued and outstanding (4)......................         32              35
  Additional Paid-in Capital........................    574,589         642,636
  Distributions in Excess of Income.................     (5,223)         (5,223)
                                                      -----------   -----------
Total Stockholders' Equity..........................    569,398         637,448
                                                      -----------   -----------
Total Capitalization................................   $915,262      $1,021,286
                                                      -----------   -----------
                                                      -----------   -----------

------------------------

(1) Includes unamortized debt premium of $108,000 as of March 31, 1998.

(2) Includes unamortized debt premium of $83,000 as of March 31, 1998. The Company acquired four properties in Texas in May 1998 and assumed mortgage notes payable totaling $3.9 million.

(3) Subsequent to March 31, 1998, the Company made additional borrowings under the Unsecured Credit Facility of $102.1 million resulting in total outstanding borrowings of $193.9 million. These borrowings were used to fund property acquisitions and construction draws on its development projects. On June 30, 1998, the Company completed a public offering of 2,000,000 shares of Series D Preferred Stock resulting in net cash proceeds of $48.1 million, after deducting underwriting discounts and commissions and expenses associated with the offering. The net cash proceeds were used to repay borrowings under its Unsecured Credit Facility.

(4) Excludes 1,076,260 shares of Common Stock issuable upon exercise of outstanding warrants and options to purchase shares of Common Stock that were exercisable as of June 30, 1998.

                    SELECTED FINANCIAL AND OTHER INFORMATION

    The following table summarizes certain selected financial and operating information for the Company as of and for the three months ended March 31, 1998 and 1997, and the years ended December 31, 1997 and 1996. This table should be read in conjunction with all the financial statements and notes thereto incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. The information for the years ended December 31, 1997 and 1996 was derived from the audited financial statements of the Company for such periods.

                                                      FOR THE THREE MONTHS ENDED               FOR THE YEAR ENDED
                                                    -------------------------------   -------------------------------------
                                                    MARCH 31, 1998   MARCH 31, 1997   DECEMBER 31, 1997   DECEMBER 31, 1996
                                                    --------------   --------------   -----------------   -----------------
                                                     (UNAUDITED)      (UNAUDITED)
                                                            (IN THOUSANDS, EXCEPT PER SHARE DATA AND PROPERTY DATA)
OPERATING DATA:
Rentals from real estate investments..............   $    26,260      $    11,695        $    63,491         $    34,465
Total revenues....................................        27,043           11,852             66,150              35,041
Property taxes and operating expense..............         5,308            2,715             13,734               8,590
Depreciation and amortization expense.............         5,003            2,004             11,194               4,952
Interest expense..................................         4,592            1,624             11,022               6,065
General and administrative expense................         1,889            1,152              6,212               4,273
Interest and other income.........................           101              157              2,014                 576
Income from unconsolidated joint venture and
  subsidiaries....................................           682               --                645                  --
Net income........................................        10,223            4,785             22,688              14,063
Net income allocable to Common....................         9,473            4,080             19,870              11,651
Net income per share data:
  Basic...........................................   $      0.31      $      0.30        $      1.12         $      1.37
  Diluted (1)(2)..................................   $      0.31      $      0.29        $      1.09         $      1.33
Weighted average Common Stock outstanding:
  Basic...........................................        30,178           13,596             17,791               8,476
  Diluted (2).....................................        30,819           14,046             18,264              10,546
BALANCE SHEET DATA (3):
Investment in real estate assets before
  depreciation....................................   $   923,955      $   338,917        $   844,739         $   326,349
Total investments in real estate assets, net......       904,551          332,686            830,007             321,984
Total assets......................................       961,174          345,084            863,512             333,063
Unsecured notes, net..............................       160,108               --            160,109                  --
Mortgage loans, net...............................        93,956           66,094             76,597              66,094
Unsecured credit facility.........................        91,800           23,500             20,500              11,500
Stockholders' equity..............................       569,398          243,627            570,139             243,513
OTHER DATA:
Cash flows provided by (used in):
  Operating activities............................   $    11,277      $     3,832        $    37,286         $    15,132
  Investing activities............................       (77,284)         (10,856)          (177,402)            (80,819)
  Financing activities............................        61,491            7,308            145,029              68,154
Funds from Operations (4).........................        15,193            6,343             35,067              16,076
EBIDA (5).........................................        19,819            7,985             46,174              22,178
Total rentable square feet of operating properties
  (3).............................................    24,679,156       10,766,476         24,086,139          10,823,571
Number of operating properties (3)................           202               79                195                  80

--------------------------

(1) Computed by dividing Net income allocable to Common by Weighted average Common Stock outstanding (Diluted). For the year ended December 31, 1996, the Net income per share data was computed by dividing Net income by Weighted average Common Stock outstanding (Diluted).

(2) Represents the Weighted average Common Stock outstanding plus the dilutive effect of stock options and other potentially dilutive securities. For the year ended December 31, 1996, the Series B Preferred Stock was deemed to be dilutive and was thus included in the computation. Subsequent to March 31, 1998, 649,351 shares of Series B Preferred Stock were converted into 649,351 shares of Common Stock. As of June 30, 1998, 1,623,376 shares of Series B Preferred Stock remained outstanding.

(3) As of the end of the period.

(4) In addition to cash flows and net income, management considers Funds from Operations to be one additional measure of the performance of an equity REIT because, together with net income and cash flows, Funds from Operations provides investors with an additional basis to evaluate the ability of the Company to incur and service debt and to fund acquisitions and other capital expenditures. However, Funds from Operations does not measure whether cash flow is sufficient to fund all of the Company's cash needs including principal amortization, capital improvements and distributions to stockholders. Funds from Operations also does not represent cash generated from operating, investing or financing activities as determined in accordance with GAAP. Funds from Operations should not be considered as an alternative to net income as an indicator of the Company's operating performance or as an alternative to cash flow as a measure of liquidity. Funds from Operations is defined by NAREIT as net income or loss (computed in accordance with GAAP), excluding gains or losses from debt restructurings and divestitures of properties, plus depreciation and amortization of real estate assets, and after adjustments for unconsolidated partnerships and joint ventures. The Company calculates Funds from Operations as defined by NAREIT and as interpreted in NAREIT's White Paper (i.e., the Company does not add back amortization of deferred financing costs and depreciation of non-rental real estate assets to net income). In addition, other real estate companies may calculate Funds from Operations differently than the Company.

(5) EBIDA means net income before gain (loss) on divestiture of properties, extraordinary items, interest expense, depreciation and amortization and the amortization of deferred financing costs. The Company believes that in addition to cash flows and net income, EBIDA is a useful financial performance measurement for assessing operating performance because, together with net income and cash flows, EBIDA provides investors with an additional basis to evaluate the ability of the Company to incur and service debt and to fund acquisitions and other capital expenditures. Excluded from EBIDA are financing costs such as interest, as well as depreciation and amortization, each of which can significantly affect the Company's results of operations and liquidity and should be considered in evaluating the Company's operating performance. Further, EBIDA does not represent net income or cash flows from operating, financing and investing activities as defined by GAAP and does not necessarily indicate that cash flows will be sufficient to fund cash needs. It should not be considered as an alternative to net income as an indicator of the Company's operating performance or to cash flows as a measure of liquidity.

                            BUSINESS AND PROPERTIES

THE PROPERTIES

    The following table sets forth, as of March 31, 1998, certain information regarding the Company's 202 properties. The table does not include properties under development, acquisitions completed since March 31, 1998 or pending acquisitions.

                                                                                               ANNUALIZED
                                          NUMBER OF   OCCUPANCY    RENTABLE     % OF TOTAL     BASE RENT     % OF TOTAL
MARKET                                    PROPERTIES    RATE      SQUARE FEET   SQUARE FEET       (1)        BASE RENT
----------------------------------------  ---------   ---------   -----------   -----------   ------------   ----------
LA Basin, CA............................      52          98%       5,699,785       23.0%     $ 23,943,134      25.8%
Dallas, TX..............................      42          92%       4,682,348       19.0%       14,073,497      15.2%
Chicago, IL.............................      22          90%       2,655,142       10.7%        9,266,429       9.9%
Columbus, OH............................       6         100%       1,968,283        8.0%        5,761,142       6.2%
Memphis, TN.............................       9         100%       1,762,223        7.0%        5,452,286       5.9%
Houston, TX.............................      10          94%       1,134,445        4.6%        3,475,740       3.7%
SF Bay Area, CA.........................       6          99%       1,124,276        4.6%        5,581,147       6.0%
Atlanta, GA.............................       7          97%       1,064,591        4.3%        5,621,278       6.0%
Detroit, MI.............................      13          87%         654,338        2.7%        2,832,615       3.0%
Las Vegas, NV...........................       3          88%         612,735        2.5%        2,890,662       3.1%
Phoenix, AZ.............................       5         100%         587,105        2.4%        2,259,047       2.4%
New Jersey/I-95.........................      10         100%         579,267        2.3%        2,327,243       2.5%
Nashville, TN...........................       3         100%         437,552        1.8%        1,402,522       1.5%
Orlando, FL.............................       1         100%         242,160        1.0%        1,075,992       1.2%
Seattle, WA.............................       1          69%         237,281        1.0%          980,562       1.1%
Miami, FL...............................       3          79%         219,379        0.9%        1,030,801       1.1%
Indianapolis, IN........................       1         100%         219,104        0.9%          724,428       0.8%
Other...................................       8          99%         799,142        3.3%        4,460,582       4.6%
                                             ---         ---      -----------      -----      ------------     -----
  Total.................................     202          95%      24,679,156      100.0%     $ 93,159,107     100.0%
                                             ---         ---      -----------      -----      ------------     -----
                                             ---         ---      -----------      -----      ------------     -----

------------------------

(1) Represents annualized monthly base rent of the leases in effect at March 31, 1998.

PROPERTY OCCUPANCY

    The average occupancy rate of the Company's operating properties for the three months ended March 31, 1998 and for the years ended December 31, 1997 and 1996 was 96%, 97% and 96%, respectively.

RECENT ACQUISITIONS

    From January 1, 1998 to May 31, 1998, the Company, either directly or through unconsolidated subsidiaries, has acquired 21 properties for aggregate consideration of approximately $95.8 million (13 of which were acquired since March 31, 1998 for aggregate consideration of approximately $51.8 million). The properties acquired comprise approximately 2.3 million rentable square feet. In addition, six cold storage facilities located in California, Florida and Texas comprising approximately 632,000 square feet were acquired for total consideration of approximately $49.2 million by Meridian Refrigerated, Inc., an unconsolidated subsidiary in which the Company owns non-voting participating preferred stock. In addition, the Company acquired approximately 103.0 acres of land scheduled for future development. Total investment cost incurred for the acquisition of this land as of May 31, 1998 was $15.2 million.

        ACQUISITIONS COMPLETED BETWEEN JANUARY 1, 1998 AND MAY 31, 1998
                                  (BY MARKET)

                                          NUMBER OF    RENTABLE     OCCUPANCY   INVESTMENT
MARKET                                    PROPERTIES  SQUARE FEET   RATE (1)     COST (2)
----------------------------------------  ---------   -----------   ---------   -----------
Columbus, OH............................      1           84,250       100%     $ 2,797,855
Dallas, TX..............................      5          420,695        90%      21,425,975
LA Basin, CA............................      6          547,762        96%      25,673,579
Las Vegas, NV...........................      3          612,735        88%      32,805,258
Memphis, TN.............................      5          467,130        87%       8,326,572
Orlando, FL.............................      1          120,000       100%       4,791,368
                                             --
                                                      -----------      ---      -----------
  Total.................................     21        2,252,572        92%     $95,820,607
                                             --
                                             --
                                                      -----------      ---      -----------
                                                      -----------      ---      -----------

------------------------

(1) As of the date of acquisition.

(2) Investment cost includes all costs incurred to date for the property acquisition.

RECENT DIVESTITURES

    From January 1, 1998 to May 31, 1998, the Company has disposed of its interest in five properties representing approximately 753,000 rentable square feet, through property swaps or sales for cash, for total consideration of $20.1 million.

        DIVESTITURES COMPLETED BETWEEN JANUARY 1, 1998 AND MAY 31, 1998
                                  (BY MARKET)

                                            NUMBER OF     RENTABLE
MARKET                                      PROPERTIES   SQUARE FEET   SALES PRICE
------------------------------------------  ----------   -----------   -----------
Memphis, TN...............................       1         181,064     $ 1,880,000
Nashville, TN.............................       3         437,552       7,976,572
San Carlos, CA............................       1         134,352      10,200,000
                                                 -
                                                         -----------   -----------
  Total...................................       5         752,968     $20,056,572
                                                 -
                                                 -
                                                         -----------   -----------
                                                         -----------   -----------

PROPERTIES UNDER DEVELOPMENT

    At May 31, 1998, the Company had 14 warehouse/distribution properties under development which will comprise approximately 5.2 million square feet upon completion. The aggregate cost for the design and construction of these development projects is estimated to be $199.0 million.

    The following table sets forth certain information about properties under development as of May 31, 1998:

                                                                         ESTIMATED        ESTIMATED        ESTIMATED
                                                            RENTABLE      DATE OF          DATE OF        DEVELOPMENT
PROPERTY NAME                                 MARKET       SQUARE FEET   COMPLETION   STABILIZATION (1)       COST
----------------------------------------  ---------------  -----------   ----------   -----------------   ------------
2235 Cedar Road.........................  Atlanta, GA         249,600       9/98             5/99         $  6,871,508
Lever Atlanta...........................  Atlanta, GA         600,000      11/98            11/98           22,040,000
Carrowinds Boulevard....................  Charlotte, NC       558,900       7/98             9/98           21,600,000
2225 Spiegel Drive (2)..................  Columbus, OH        163,270      11/98            11/98           12,640,000
2235 Spiegel Drive (2)..................  Columbus, OH        510,408       6/98             6/98           17,864,280
Enterprise Building C...................  Dallas, TX          178,013       5/98             6/98            7,052,092
Enterprise Building B...................  Dallas, TX          124,798       6/98             7/98            4,134,000
Frankford Trade Center..................  Dallas, TX          709,920       6/98             6/99           20,560,209
Meridian Distribution Center............  LA Basin, CA        606,753       5/98             4/99           19,626,000
Lebanon Pike Circle.....................  Nashville, TN       178,630       5/98             9/98            7,281,528
4000 Miller Circle (2)..................  New Jersey/I-95     265,000       8/98             8/98           20,529,000
2600 Broadhead Road (2).................  New Jersey/I-95     528,670       8/98             8/98           18,503,450
2100 Consulate Drive....................  Orlando, FL          75,000       1/98            11/98            3,915,580
Gateway One.............................  SF Bay Area, CA     500,000       5/98             6/98           16,400,294
                                                           -----------                                    ------------
  Total.................................                    5,248,962                                     $199,017,941
                                                           -----------                                    ------------
                                                           -----------                                    ------------

------------------------

(1) Represents the Company's estimate of the date the property will reach stabilization. Properties are considered stabilized for financial reporting purposes upon the earlier of substantial lease-up or one year from shell completion. However, there can be no assurance that these properties will reach stabilization by the date shown.

(2) Executed purchase and sale agreement for acquisition of build-to-suit development.

CLIENT RELATIONSHIPS

    The Company's 15 largest tenants (measured by annualized base rent as of March 31, 1998) occupied a total of approximately 6.5 million square feet and represented 24.5% of annualized base rent from all leases in place where tenants were paying rent as of March 31, 1998. As shown in the table below, no single tenant accounted for more than 5.3% of the Company's total annualized base rent as of March 31, 1998. Information presented in the table below excludes properties under development and pending acquisitions at March 31, 1998.

            FIFTEEN LARGEST TENANTS MEASURED BY ANNUALIZED BASE RENT
                              AS OF MARCH 31, 1998

                                                         NUMBER                                              % OF TOTAL
                                                           OF     SQUARE FEET   % OF TOTAL    ANNUALIZED     ANNUALIZED
RANK                     TENANT (1)                      LEASES     LEASED      PORTFOLIO    BASE RENT (2)   BASE RENT    STATES
---- --------------------------------------------------  ------   -----------   ----------   -------------   ----------   ------
  1  Sears Roebuck & Co. (3)...........................     3      1,814,592        7.4%      $ 4,966,448        5.3%     OH, MS
  2  Freeman Decorating Co.............................     2        501,806        2.0%        2,216,710        2.4%     FL, NV
  3  General Tire, Inc.................................     2        632,790        2.6%        2,120,916        2.3%     CA, TN
  4  S.C. Johnson & Son, Inc...........................     2        502,500        2.0%        1,660,765        1.8%     CA, WI
  5  Kirk Paper Corp.(4)...............................     1        315,705        1.3%        1,412,712        1.5%       CA
  6  Allegiance Healthcare Corp........................     1        361,690        1.5%        1,294,127        1.4%       TX
  7  Kraft Foods, Inc. (5).............................     1        351,788        1.4%        1,278,262        1.4%       CA
  8  Technicolor Videocassette, Inc....................     1        310,736        1.3%        1,132,585        1.2%       CA
  9  Cumberland Swan, Inc. (6).........................     2        341,552        1.4%        1,127,122        1.2%       TN
 10  L. D. Brinkman & Co., Inc.........................     1        367,744        1.5%        1,055,676        1.1%       TX
 11  Moog Automotive, Inc..............................     1        209,682        0.8%          966,215        1.0%       CA
 12  International Business Machines...................     1        150,000        0.6%          937,500        1.0%       GA
 13  AmeriSource Health Corp...........................     1        181,370        0.7%          936,747        1.0%       NJ
 14  Mattel Toys.......................................     1        275,169        1.1%          924,576        1.0%       CA
 15  Core-Mark International, Inc......................     1        201,380        0.8%          852,000        0.9%       CA
                                                           --
                                                                  -----------     -----      -------------     -----
     Total.............................................  21..      6,518,504       26.4%      $22,882,361       24.5%
                                                           --
                                                           --
                                                                  -----------     -----      -------------     -----
                                                                  -----------     -----      -------------     -----

------------------------

(1) Upon completion of the Lever Atlanta and Gateway One build-to-suit development projects, Unilever United States, Inc. will be the Company's third largest tenant, leasing 1.1 million square feet for annual base rent of $3.2 million.

(2) Represents annualized base rent from leases in effect as of March 31, 1998.

(3) Two of these leases are signed by Sears Logistics Services, Inc. and guaranteed by Sears Roebuck and Co.

(4) The Company's interest in this property and six related warehouse/distribution buildings consists of a $21.5 million participating mortgage loan secured by such buildings. The participating mortgage loan is classified as an investment in an unconsolidated joint venture in the Company's financial statements.

(5) Upon completion of 2235 Spiegel Drive, 2225 Spiegel Drive, 2600 Broadhead Road and 4000 Miller Circle build-to-suit development projects, Kraft Foods, Inc. will be the Company's largest tenant, leasing 1.8 million square feet for annual base rent of $9.8 million.

(6) The properties leased by this tenant were sold by the Company after March 31, 1998.

LEASING TRENDS

    The leases for the Company's properties have terms ranging from one to fifteen years, with terms for multi-tenant properties generally between three and five years and for build-to-suit properties, typically between seven and ten years. In most cases, the tenants for both existing and build-to-suit properties are responsible for most day-to-day operating expenses such as real estate taxes, insurance, utilities, maintenance of common areas and non-structural repairs.

    The Company's industrial properties tenant retention rates on a square footage basis for the year ended December 31, 1997 and for the three months ended March 31, 1998 were 69% and 60%, respectively. Average base rents for lease renewals and re-leased space increased by 4.5% during the year ended December 31, 1997 and by 9.0% for the three months ended March 31, 1998. The Company expects to obtain additional rental increases from existing leases in 1998 which have scheduled rental adjustments (both fixed and inflation indexed). The leases with scheduled rent adjustments in 1998 comprise approximately 25% of the annual base rent of the Company's industrial leases.

LEASE EXPIRATIONS

    The following table sets forth scheduled lease expirations under which tenants were paying rent to the Company as of March 31, 1998, assuming no exercise of renewal options or termination rights, if any.

                   LEASE EXPIRATIONS AS OF MARCH 31, 1998 (1)

                                                         RENTABLE SQUARE
                                                              FEET           % OF TOTAL                            % OF TOTAL
                                                           SUBJECT TO        SQUARE FEET       ANNUAL BASE        ANNUAL BASE
                                                            EXPIRING       REPRESENTED BY      RENTS UNDER     RENTS REPRESENTED
YEAR OF LEASE EXPIRATION                                     LEASES        EXPIRING LEASES   EXPIRING LEASES   BY EXPIRING LEASES
-------------------------------------------------------  ---------------   ---------------   ---------------   ------------------
1998...................................................     3,018,981             13%          $11,770,001             13%
1999...................................................     3,134,049             14%           13,776,668             15%
2000...................................................     3,155,051             14%           11,890,955             13%
2001...................................................     3,043,235             13%           12,623,944             14%
2002...................................................     2,397,176             10%            9,523,726             11%
2003...................................................       836,698              4%            3,581,258              4%
2004...................................................       492,744              2%            2,051,121              2%
2005...................................................     2,001,005              9%            6,317,307              7%
2006...................................................     2,042,867              9%            7,343,856              8%
2007...................................................     1,187,134              5%            4,581,587              5%
Thereafter.............................................     1,868,505              7%            6,876,586              8%
                                                         ---------------         ---         ---------------          ---
  Total................................................    23,177,445            100%          $90,337,009            100%
                                                         ---------------         ---         ---------------          ---
                                                         ---------------         ---         ---------------          ---

------------------------

(1) Excludes two retail properties in Atlanta consisting of 384,875 square feet, which were 93% occupied at March 31, 1998. Month-to-month tenancies are included as 1998 expirations.

RE-LEASING COSTS

    The Company's capitalized tenant improvement and leasing commission expenditures incurred in the renewal or re-leasing of previously occupied space in its properties for the three months ended March 31, 1998 and the years ended December 31, 1997 and 1996 were $1.5 million, $1.5 million and $2.3 million, respectively. Total capitalized tenant improvements and leasing commissions per square foot for the three months ended March 31, 1998 and the years ended December 31, 1997 and 1996 were $1.46, $0.60 and $1.27, respectively.

                                   MANAGEMENT

DIRECTORS AND OFFICERS

    The Company's current directors and officers and their respective positions are as follows:

NAME                                      AGE                         POSITION
----------------------------------------  ---   -----------------------------------------------------
Allen J. Anderson.......................  45    Chairman of the Board, Chief Executive Officer, and
                                                Director

C.E. Cornutt............................  48    Director; President--Argent Property Company

T. Patrick Duncan.......................  49    Director; Senior Vice President--USAA Real Estate
                                                Company

Peter O. Hanson.........................  64    Director; Chairman--James E. Hanson, Inc.

John S. Moody...........................  48    Director; Chairman and Chief Executive Officer--
                                                Cornerstone Properties, Inc.

Kenneth N. Stensby......................  58    Director; Retired Chief Executive Officer--United
                                                Properties, Minneapolis, Minnesota

Lee W. Wilson...........................  59    Director; President--L.W. Wilson & Co., Inc.

Milton K. Reeder........................  41    President and Chief Financial Officer

Dennis D. Higgs.........................  42    Executive Vice President and Chief Investment Officer

Gregory D. Skirving.....................  51    Senior Vice President--National Marketing

Robert A. Dobbin........................  51    Secretary and General Counsel

Brian R. Barringer......................  31    Vice President

Brian K. Flaherty.......................  41    Vice President--Asset Management

Peter B. Harmon.........................  37    Vice President--Regional Director

Steven C. Jensen........................  40    Vice President--Information Systems

Timothy B. Keith........................  32    Vice President--Regional Director

Jaime Suarez............................  40    Vice President--Finance and Assistant Secretary

Celeste K. Woo..........................  42    Vice President--Asset Management

Richard L. Valladao.....................  34    Controller

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

    Except for the discussion set forth below, this Prospectus Supplement does not address the taxation of the Company, nor does it address the impact on the Company of the Company's election to be taxed as a REIT. Such matters are addressed in the accompanying Prospectus under "Federal Income Tax Considerations--Federal Income Taxation of the Company."

RECENT TAX LEGISLATION

    Congress recently passed the Internal Revenue Service Restructuring and Reform Act of 1998 (the "1998 Act"), and President Clinton has publicly indicated he will sign the 1998 Act. Under the 1988 Act, effective January 1, 1998, property held for more than one year (rather than 18 months) will be eligible for the 20% long-term capital gain tax rate (25% in the case of unrecaptured Section 1250 gain attributable to depreciable real estate). See "Federal Income Tax Considerations--Taxation of Taxable Domestic Stockholders" in the accompanying Prospectus. The 1998 Act does not include any of the REIT legislative proposals discussed in "Federal Income Tax Considerations--Possible Tax Law Changes" in the accompanying Prospectus that could affect the Company; however, such proposals could still be enacted as part of future legislative changes to the tax law applicable to REITs.

UNCONSOLIDATED SUBSIDIARIES

    The Company does not own any of the voting securities of Meridian Refrigerated, Inc., an unconsolidated subsidiary engaged in the cold storage business ("MRI"), but it does own 100% of the nonvoting preferred stock of MRI. The Company has represented, however, (i) that it does not and will not own more than 10% of the voting securities of any entity that would be treated as a corporation for federal income tax purposes (other than stock of REITs, which are not taken into account for purposes of this limitation), and (ii) that it does not own securities of any non-governmental issuer that have a fair market value that will exceed 5% of the fair market value of the Company's total assets. There can be no assurance, however, that the IRS might not contend either that the value of the securities of MRI held by the Company exceeds the 5% value limitation or that nonvoting stock of MRI should be considered "voting stock" for this purpose.

    A portion of the cash to be used by the Company to pay dividends on the Common Stock is expected to come from MRI through payments of dividends and interest on loans made by the Company to MRI. MRI pays federal and state income tax at the full applicable corporate rates. To the extent that MRI is required to pay federal, state or local taxes, the cash otherwise available to pay dividends on the Common Stock will be reduced accordingly.

                                 LEGAL MATTERS

    The validity of the issuance of the shares of Common Stock offered pursuant to this Prospectus Supplement have been passed upon for the Company by Ballard Spahr Andrews & Ingersoll, LLP, Baltimore, Maryland. Certain legal matters also have been passed upon for the Company by Vinson & Elkins L.L.P., Dallas, Texas.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES DESCRIBED IN THIS PROSPECTUS SUPPLEMENT OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                              --------------------

                               TABLE OF CONTENTS
                             PROSPECTUS SUPPLEMENT

                                                                            PAGE
                                                                            ----
Prospectus Supplement Summary.............................................  S-3
The Company...............................................................  S-10
Use of Proceeds...........................................................  S-15
Capitalization............................................................  S-17
Selected Financial and Other Information..................................  S-18
Business and Properties...................................................  S-20
Management................................................................  S-25
Certain Federal Income Tax Considerations.................................  S-26
Legal Matters.............................................................  S-26

                                   PROSPECTUS

Available Information.....................................................    2
Incorporation by Reference................................................    2
The Company...............................................................    3
Use of Proceeds...........................................................    3
Ratio of Earnings to Combined Fixed Charges and Preferred Stock
  Dividends...............................................................    3
Description of Debt Securities............................................    4
Description of Stock......................................................   18
Description of Warrants...................................................   29
Selling Stockholders......................................................   32
Plan of Distribution......................................................   33
Certain Provisions of Maryland Law and of the Charter and Bylaws..........   35
Federal Income Tax Considerations.........................................   40
Experts...................................................................   50
Legal Matters.............................................................   50
Glossary..................................................................   51

                                 850,000 SHARES

                              MERIDIAN INDUSTRIAL

                                  TRUST, INC.

                                  COMMON STOCK
                               ($.001 PAR VALUE)

                                 -------------

                                     [LOGO]

                                 -------------

                                 JULY 17, 1998

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